

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

John Backus, Jr.
Chief Executive Officer
PROOF Acquisition Corp I
11911 Freedom Drive
Suite 1080
Reston, VA 20190

      Re: PROOF Acquisition Corp I
          Preliminary Proxy Statement on Schedule 14A
          Filed April 10, 2023
          File No. 001-41104

Dear John Backus, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Scott D. Fisher, Esq.